Exhibit 99.6

CERTIFICATE of QUALIFIED VALUATOR - J Burger

I, Jaco Burger, do hereby certify that:-
1.	I am an employee of Minxcon (Pty) Ltd Suite 5, Coldstream Office Park, 2 Coldstream Street, Little Falls, Roodepoort, South Africa
2.
I graduated with a B Eng (Mining) degree from the University of Pretoria in 2009. In addition, I have obtained a Mine Managers’ Certificate in 2012. I completed a post graduate diploma in Financial Management through UNISA in 2011 and am currently a 2014 CFA Level 1 Candidate.

3.
I have worked as a Mining Engineer for more than six years. As a former employee of Anglo Platinum I was involved in the mining production activities and was in charge of supervising various underground operations. I have been employed by Minxcon for the past two years as a valuator and completed a number of valuations on various commodities, including gold, using approaches described by the Canadian Code for reporting of Resources and Reserves - National Instrument 43-101 (Standards of Disclosure for Mineral Projects), Form 43- 101F1 and the Companion Policy Document 43-101CP (“NI43-101 ”) and using valuation approaches described by the Standards and Guidelines for Valuation of Mineral Properties recommended by the Special Committee of the Canadian Institute of Mining, Metallurgy and Petroleum or Valuation of Mineral Properties (“CIMVal”).

4.
I am affiliated with the following professional associations, which meet all the attributes of a Professional Association or a Self-Regulatory Professional Association, as applicable (as those terms are defined in NI43- 101):-

Class	Professional Society	Year of Registration
Professional Engineer	Engineering Council of South Africa (Pr.Eng. Reg. No. 20130533)	2013
Member	South African Institute of Mining and Metallurgy (MSAIMM Reg. No. 705773)	2012

5.
I am responsible for Items 1-6, 19-27 of the technical report titled “A Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe” prepared for Caledonia Mining Corporation with an effective date of 9 July 2015 (the “Report”).

6.
I have read the definition of “Qualified Person” set out in NI43-101 and certify that by reason of my education, affiliation with professional associations and past relevant work experience, I fulfil the requirements to be a Qualified Person for the purposes of the Report.

7.	I have read NI43-101 and CIMVal, and the Report has been prepared in compliance with these.
8.	As of the effective date, to the best of my knowledge, information and belief, the Report contains all scientific and technical information required to be disclosed to make the Report not misleading.
9.	The facts presented in the Report are, to the best of my knowledge, correct.
10.	The analyses and conclusions presented in the Report are limited only by the reported forecasts and conditions.
11.
I have neither prior involvement, nor present or prospective interest in the subject property or asset and have no bias with respect to the assets that are the subject of the Report, or to the parties involved with the assignment.

12.	I am independent of the issuer. My compensation, employment or contractual relationship with the Commissioning Entity is not contingent on any aspect of the Report.
13.	I did not undertake a personal inspection of the subject property.

Yours faithfully,

_________________________________________
J BURGER
B Eng (Min.), Dip. Fin. Management, MMC
Pr.Eng., MSAIMM
VALUATOR, MINXCON
Date of Sign-off: 9 July 2015